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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Farm VP Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three State Farm Plaza, N-1
(No. and Street)

Bloomington (City) | Illinois (State) | 61791-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Grizzle | 309-766-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) | Chicago (City) | Illinois (State) | 60606-2807 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Grizzle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Farm VP Management Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
TRINA D MENKEN
Notary Public, State Of Illinois
My Commission Expires 08/13/08

Signature

Assistant Sec./Treas.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm
Investment Management Corp.)

Financial Statements and Supplemental Schedules
December 31, 2007

State Farm VP Management Corp.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
State Farm VP Management Corp.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of State Farm VP Management Corp. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. and, as disclosed in the financial statements, has extensive transactions and relationships with State Farm Mutual Automobile Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2008

State Farm VP Management Corp.
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 16,467,414
Receivable from funds for 12b-1 fees	1,305,182
Receivable from Parent	1,713,213
Receivables from other affiliates and associated partnership	7,638,532
Prepaid commission expense	6,556,627
Deferred tax asset	2,296,108
Other assets	69,386
Total assets	$ 36,046,462
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 16,800,485
Other payables	4,447
Total liabilities	16,804,932
Stockholder's equity	
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	139,190,000
Accumulated deficit	(119,958,470)
Total stockholder's equity	19,241,530
Total liabilities and stockholder's equity	$ 36,046,462

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Operations
Year Ended December 31, 2007

Revenue	
Commissions	
Retail funds	$ 24,192,309
Variable Products funds	9,771,866
Phoenix Home Life	31,815,693
AIM 529 Plans	1,505,090
12b-1 fees	14,773,775
Dividend income	1,116,677
Miscellaneous income	27,865
Total revenue	83,203,275
Expenses	
Commissions	
Retail funds	19,599,814
Variable Products funds	8,308,042
Phoenix Home Life	15,125,963
AIM 529 Plans	708,924
Administrative expense - Insurance Placement Services, Inc.	11,643,277
Agency incentives and bonuses - Retail funds	6,241,939
Agency incentives and bonuses - Variable Products funds	1,463,824
Agency incentives and bonuses - Phoenix Home Life	5,046,452
Department salaries and benefits	17,809,307
Other allocated shared company expenses	4,523,382
Advertising and marketing	4,500,158
General and administrative	1,884,968
Systems support and maintenance	320,130
Office equipment and rent	1,428,659
Regulatory fees	1,654,990
Consulting fees	2,247
Total expenses	100,262,076
Loss before income taxes	(17,058,801)
Income tax benefit	6,002,226
Net loss	$ (11,056,575)

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2006	$ 10,000	$ 139,190,000	$(108,901,895)	$ 30,298,105
Net loss			(11,056,575)	(11,056,575)
Balance at December 31, 2007	$ 10,000	$ 139,190,000	$(119,958,470)	$ 19,241,530

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (11,056,575)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in receivable from funds for 12b-1 fees	2,006,289
Increase in receivable from Parent	(137,595)
Increase in receivable from other affiliates and associated partnership	(2,852,982)
Decrease in prepaid commission expense	718,166
Increase in deferred tax asset	(702,797)
Decrease in other assets	23,574
Increase in payable to affiliates and other payables	7,660,849
Net cash used in operating activities	(4,341,071)
Net decrease in cash and cash equivalents	(4,341,071)
Cash and cash equivalents	
Beginning of year	20,808,485
End of year	$ 16,467,414

The accompanying notes are an integral part of these financial statements.

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). SFIMC is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC").

The Company was formed for the purpose of underwriting and distributing certain securities products for SFMAIC and other affiliates. The Company sells and services its variable annuity and variable life products only through an independent contractor agency force of its affiliates; State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC. The Company has decided to cease distribution of new variable annuities and variable life products for SFL and SFLAAC beyond 2008; however, the Company will continue to service these variable annuities and variable life products.

The Company also distributes retail mutual funds to the general public. The 15 mutual funds offered through the State Farm Retail Mutual Fund Trust ("SFMFT") are: State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund, State Farm International Equity Fund, State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity and Bond Fund, State Farm Bond Fund, State Farm Tax Advantaged Bond Fund, State Farm Money Market Fund, State Farm LifePath® Income Fund, State Farm LifePath 2010® Fund, State Farm LifePath 2020® Fund, State Farm LifePath 2030® Fund and State Farm LifePath 2040® Fund.

Although the Company received no additional capital contributions during 2007, it does anticipate receiving additional capital contributions while the Company remains in a net operating loss position. This capital contribution is subject to the discretion of SFIMC's Board of Directors.

The Company has a sales agreement with Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") and Insurance Placement Services, Inc. ("IPSI") to sell Phoenix Home Life variable annuities and variable life products to sophisticated investors. IPSI, a wholly owned subsidiary of SFMAIC, is an affiliate of the Company who provides administrative services for the variable annuity and life products.

The Company offers The State Farm College Savings Plan (the "Plan"). The Plan is sponsored by the State of Nebraska and administered by the Nebraska State Treasurer. The Plan is established in cooperation with the Company, AIM Distributors, Inc. and the State of Nebraska, pursuant to which the Company offers classes of shares in a series of accounts within the Nebraska Educational Savings Plan Trust (the "Trust") that are managed and distributed by AIM Capital Management, Inc. ("AIM") and its affiliates. The Trust offers other accounts that are not affiliated with the Plan.

2. Significant Accounting Policies

a. Cash and cash equivalents, which represent investments with original maturities of three months or less, are invested in a money market fund and are considered to approximate their respective carrying values due to their short-term nature and generally negligible credit losses.

b. The fair value of financial assets and liabilities are considered to approximate their respective carrying values due to their short-term nature.

c. Dividend income earned on the money market fund is recorded as income on the ex-dividend date.

d. Commission income is recognized when earned and related expenses are recorded when incurred on variable annuity and life insurance sales and mutual fund sales. Class A and Legacy Class A shares of the SFMFT are sold with a front-end sales charge. This represents commission income to the Company, a significant portion of which is paid to the registered representative within the independent contractor agency force with the remaining retained by the Company. Class B and Legacy Class B shares of the SFMFT are sold without a front-end sales charge. The appropriate commission is paid to the registered representative at the time of sale; however, the commission expense is amortized over a six-year period to correlate with the additional revenue resulting from the larger 12b-1 fee that is assessed on these shares for the first eight years from the purchase date. In addition, the Class B and Legacy Class B shares are subject to a Contingent Deferred Sales Charge ("CDSC"). The CDSC is collected when these shares are redeemed within the first six years of the purchase date and is recorded as commission income at that time.

   Under the sales and servicing agreement with IPSI, commission income on the Phoenix Home Life products is paid to the registered representative within the independent contractor agency force, with the remaining remitted to IPSI as an administrative expense generating a zero net income effect in the Company's Statement of Operations. Under the sales and servicing agreement with the Life variable products affiliates, commission income on the variable annuity and variable life products is paid to the registered representative within the independent contractor agency force generating a zero net income effect in the Company's Statement of Operations.

   Under the selling agent agreement with AIM, commission income on AIM 529 Plan products is paid to the registered representatives within the independent contractor agency force with the remaining remitted to the Company as commission fee income.

e. The Company recognizes other income for the 12b-1 distribution fees on the shares in the retail mutual funds. Shares are charged fees at an annual percentage rate of the average daily net assets to compensate the Company for certain distribution and shareholder servicing expenses.

f. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"). The Company records tax accounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability.

The Company joins with SFMAIC in the filing of a consolidated Federal income tax return. Intercompany Federal income tax balances are settled as follows: 1) intercompany federal income tax receivable or payable that is related to the current year is settled within ninety (90) days of recognition; 2) any refund of prior year Federal income tax is settled within thirty (30) days of receipt of the refund by SFMAIC; and 3) any payment of prior year Federal income tax is settled within thirty (30) days of payment by SFMAIC.

The Company files state income tax returns in 44 states and the District of Columbia ("D.C."). In five of those states, the Company is required to join affiliated companies in a combined/consolidated filing. The Company will not receive a current tax benefit for its state net operating losses that are utilized in the combined/consolidated filings until the Company has a profitable year. The Company will not incur any current tax expense in a profitable year until the Company's taxable income exceeds the accumulated net operating losses that have been utilized in the combined/consolidated filings in prior years. The Company files separate company tax returns in the remaining 39 states and D.C.

The method of allocation for the state tax account balances, including the assessment of the realizability of state deferred tax assets, is determined on a separate company basis. The Company has recorded a valuation allowance for the full amount of the state deferred tax asset (net of federal income taxes) of $9,411,121. The Company is projecting that it will not generate sufficient taxable income within the statutory carryforward period to benefit from the loss carryforwards in certain states.

g. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

h. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

i. SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-career benefits provided by SFMAIC and its affiliates.

The Company's share of the net post-career benefit cost for the year ended December 31, 2007 was $1,740,726, and included paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation.

At December 31, 2007, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $3,284,242.

j. On July 13, 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation No. 48 "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). The provisions of FIN 48 are effective as of the beginning of 2008. The Company is currently reviewing the impact of FIN 48; management does not believe it will have a material impact on either its financial position or results of operations.

3. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this Rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2007, the Company had net capital of $7,016,014 which was $5,895,686 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 2.4 to 1, which is in excess of the minimum requirement at December 31, 2007.

4. Income Taxes

Components of the income tax benefit are as follows:

Current income tax benefit	
Federal	$ 5,299,429
State	-
	5,299,429
Deferred income tax benefit	
Federal	702,797
State	-
	702,797
Net income tax benefit	$ 6,002,226

Federal and state deferred income tax assets and liabilities allocated under the prescribed methodology are as follows:

Deferred tax assets	
Agency deferred compensation	$ 991,143
State income tax net operating losses carried forward	9,359,950
Post retirement beneft	1,275,766
Accrued self-insurance expense	80,370
Gross deferred tax assets	11,707,229
Valuation allowance	(9,411,121)
Net deferred tax assets	$ 2,296,108

A reconciliation of the provision for income taxes computed at the statutory rates compared to the actual provision for income taxes is as follows:

	Amount	%
Federal income tax benefit at statutory rate	$ 5,970,580	35.00%
Increase (decrease) resulting from		
Intercompany settlement	(32,829)	(0.19%)
Non-deductible lobbying and meals and entertainment expense	(27,009)	(0.16%)
Non-taxable Medicare subsidy	93,724	0.55%
Other	(2,240)	(0.01%)
Income tax benefit	$ 6,002,226	35.19%

5. Transactions with Affiliates and Associated Partnership

At December 31, 2007, the Company had amounts due to/from SFMAIC, affiliates and an associated partnership for commissions, agents' incentives, income taxes and general expenses resulting from the sales of variable annuity and variable life products and retail mutual fund products. The cost of Financial Service Advisors ("FSA"), Field Compliance Coordinators ("FCC") and Internal Sales Support ("ISS") are also included in these expenses. The FSAs provide training to agents on the sale of financial products and the FCCs perform reviews of agents' work products and procedures to ensure regulatory compliance. ISS assists agents with questions related to the sale of the retail mutual funds.

Many expenses appearing within the accompanying Statement of Operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to a servicing agreement whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through usage studies and is included in the accompanying Statement of Operations. The payable to SFMAIC included in the accompanying Statement of Financial Condition represents expense allocations net of reimbursement to the Company for the use of its NOL. The amounts

due/to from SFMAIC, affiliates and an associated partnership settle monthly except for the payable to SFMAIC for the agents' incentives and bonuses that is settled once per year.

6. Indemnifications and Warranties

In the ordinary course of its business, the Company has entered into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred.

7. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

SUPPLEMENTAL SCHEDULES

State Farm VP Management Corp.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Total stockholder's equity	$ 19,241,530
Deductions and/or charges	
Nonallowable assets	
Receivable from Parent	1,713,213
Receivable from other affiliates	25,038
Receivable from funds for 12b-1 fees	1,305,182
Deferred tax asset	2,296,108
Prepaid commission expense	6,556,627
Total deductions and/or charges	11,896,168
Net capital before haircuts on securities positions	7,345,362
Haircuts on securities	
Trading and investment securities	
Other securities	329,348
Net capital	$ 7,016,014
Aggregate indebtedness ("Ai")	
Items included in statement of financial condition	$ 16,804,932
Total aggregate indebtedness	$ 16,804,932
Computation of basic net capital requirements	
Minimum net capital requirement (greater of 6 2/3% of Ai or $25,000)	$ 1,120,328
Excess net capital	$ 5,895,686
Excess net capital at 1000%	$ 5,335,521
Ratio: Aggregate indebtedness to net capital	2.4 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2007.

State Farm VP Management Corp.
Statement for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 Of the Securities and Exchange Commission December 31, 2007

The Company claims exemption from the provisions of Rule 15c-3 of the Securities Exchange Act of 1934 under Section (k) 1 of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of State Farm VP Management Corp.:

In planning and performing our audit of the financial statements of State Farm VP Management Corp (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2008

END